April 21, 2011

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3030

Washington, D.C.  20549-7010

Attention:  Kevin L. Vaughn, Accounting Branch Chief

Re:	Torotel, Inc.
Form 10-K for fiscal year ended April 30, 2010
Filed July 15, 2010
Form 10-Q for the quarterly period ended January 31, 2011
File No. 1-08125

Dear Mr. Vaughn:

On behalf of Torotel, Inc., the following is our response to the April 13, 2011 letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in respect of the filings noted above.  Our responses are provided below under the same captions as contained in the Staff’s April 13, 2011 letter.

Staff Comment

Form 10-K for the fiscal year ended April 30, 2010

Note G — Restricted Stock Agreement, page 30

1.                                      We note that on September 2, 2009 you granted restricted stock awards for 250,000 shares of common stock.  We further note from your disclosures that “restricted shares are treated as non-vested stock” and “the fair value of restricted stock at the date of the award is offset against capital in excess of par value . . . under stockholders’ equity.”  There is no indication on that statement of issuance of these shares.  However in that regard, we note for the line item “Restricted stock issued”, an amount of $71,000 recorded as a reduction of capital in excess of par value being offset against treasury stock.  Please tell us how this transaction and the amount provided conforms to the procedures disclosed and explain why it is not consistent with similar transactions recorded in fiscal years 2007 and 2008.

Company’s Response

The restricted stock transaction described in our Form 10-K for the fiscal year ended April 30, 2010 conforms to procedures disclosed therein.  The 250,000 restricted stock shares awarded in September 2009 were issued from treasury shares.  Since we utilize the weighted average cost method in accounting for treasury stock transactions, there was a weighted average cost of $71,000 associated with these shares.  This is why the line item “Restricted stock issued” has an amount of $71,000 recorded as a reduction of capital in excess of par value being offset against treasury stock.

This procedure was adopted as a result of a Staff comment letter dated February 11, 2009 (copy attached), specifically Comment No. 4, which stated:

Please revise your “unearned stock compensation” column presented within your consolidated statement of changes in stockholders’ equity on page 24 (of Form 10-KSB for the fiscal year ended April 30, 2008) in future filings to comply with paragraph 74 of SFAS 123(R) that states “any unearned or deferred compensation (contra-equity accounts) related to those earlier awards shall be eliminated against the appropriate equity accounts.”

In response to the Staff’s February 11, 2009 letter, we agreed to offset the “unearned stock compensation” column against the appropriate equity accounts in future filings beginning with Form 10-K for fiscal year ended April 30, 2009.  The only difference between the 2009 transaction and those of 2007 and 2008 is the 2009 restricted stock awards for 250,000 shares were transferred from treasury stock.  Since treasury shares are treated as issued but not outstanding, there is no entry in the “Shares” column for the line item “Restricted stock issued” in the Consolidated Statement of Changes in Stockholders’ Equity in the Form 10-K for fiscal year ended April 30, 2010.  This differs from fiscal years ended April 30, 2007 and 2008 since the number of restricted shares issued were required to be shown in the “Shares” column for the line item “Restricted stock issued” since these shares were issued from the authorized shares remaining to be issued.  In order to improve clarity on this point, we will include a statement in future filings, beginning with our Form 10-K for the fiscal year ended April 30, 2011, that the 2009 restricted stock awards for 250,000 shares were transferred from treasury stock and the restricted shares awarded in 2007 and 2008 were newly issued.

Staff Comment

Form 10-Q for the quarterly period ended January 31, 2011

Note 9 — Stock Appreciation Rights

2.                                      We note from your disclosure that total compensation expense for the outstanding SARs for the three months and nine months ended January 31, 2011 was $83,000 and $97,000, respectively.  In light of prior recordings of compensation expense for the outstanding SARs, please describe how you calculated the amounts noted.

Company’s Response

As disclosed in our filings, compensation expense is recognized over the vesting period based upon the estimated fair value of the SARs pursuant to the terms of the Plan using the Black-Scholes options-pricing model as of the end of each financial reporting period.

As of January 31, 2011, the fair value of the SARs was determined using the following assumptions: no dividend payments over the life of the SARs since Torotel has not issued any form of dividend since 1985; an expected volatility of 115.38% based on Torotel’s historical volatility using the weekly closing price over the past three years; a risk-free interest rate of 1.99%; and an expected life of three years based on the length of service estimated to be served.  Based on these assumptions, the fair value prices per share of the outstanding SARs as of January 31, 2011, are summarized as follows:

	SARs				Aggregate	Aggregate
	Under	Exercise	Fair Value	%	Vested	Intrinsic
Grant Date	Option	Price	Price	Vested	Fair Value	Value
October 1, 2004	60,000	$.350	$ . 711	100%	$43,000	$32,000
May 1, 2005	30,000	$.302	$.723	100%	$22,000	$17,000
May 1, 2006	30,000	$.695	$.639	100%	$19,000	$6,000
May 1, 2007	30,000	$.500	$.677	100%	$20,000	$11,000
May 1, 2008	30,000	$.550	$.666	67%	$14,000	$10,000
May 1, 2009	30,000	$.208	$.751	33%	$7,000	$20,000
May 1, 2010	30,000	$.300	$.724	0%	$—	$17,000

As of October 31, 2010, the fair value of the SARs was determined using the following assumptions: no dividend payments over the life of the SARs since Torotel has not issued any form of dividend since 1985; an expected volatility of 122.69% based on Torotel’s historical volatility using the weekly closing price over the past three years; a risk-free interest rate of 1.18%; and an expected life of three years based on the length of service estimated to be served.  Based on these assumptions, the fair value prices per share of the outstanding SARs as of October 31, 2010, are summarized as follows:

	SARs				Aggregate	Aggregate
	Under	Exercise	Fair Value	%	Vested	Intrinsic
Grant Date	Option	Price	Price	Vested	Fair Value	Value
October 1, 2004	60,000	$.350	$ . 217	100%	$13,000	$—
May 1, 2005	30,000	$.302	$.223	100%	$7,000	$—
May 1, 2006	30,000	$.695	$.184	100%	$6,000	$—
May 1, 2007	30,000	$.500	$.200	100%	$6,000	$—
June 4, 2007	10,000	$.412	$.210	100%	$2,000	$—
May 1, 2008	40,000	$.550	$.196	67%	$5,000	$—
May 1, 2009	40,000	$.208	$.239	33%	$3,000	$4,000
May 1, 2010	40,000	$.300	$.223	0%	$—	$—

As of April 30, 2010, the fair value of the SARs was determined using the following assumptions: no dividend payments over the life of the SARs since Torotel has not issued any form of dividend since 1985; an expected volatility of 103.4% based on Torotel’s historical volatility using the weekly closing price over the past 3.00 years; a risk-free interest rate of 2.60%; and an expected life of 3.00 years based on the length of service estimated to be served.  Based on these assumptions, the fair value prices per share of the outstanding SARs as of April 30, 2010, are summarized as follows:

Grant Date	SARs Under Option	Exercise Price	Fair Value Price	% Vested	Aggregate Vested Fair Value	Aggregate Intrinsic Value
October 1, 2004	60,000	$.350	$.185	100%	$11,000	$—
May 1, 2005	30,000	$.302	$.193	100%	$6,000	$—
May 1, 2006	30,000	$.695	$.144	100%	$4,000	$—
May 1, 2007	30,000	$.500	$.164	67%	$3,000	$—
June 4, 2007	10,000	$.412	$.175	67%	$1,000	$—
May 1, 2008	40,000	$.550	$.158	33%	$2,000	$—
May 1, 2009	40,000	$.208	$.212	0%	$—	$4,000

As the data in the tables illustrate, a substantial increase in the Fair Value Price occurred during the third quarter ended January 31, 2011.  This increase was the result of a higher 10-day average market price as of January 31, 2011, which was $.88, compared to $.31 and $.30 as of October 31, 2010 and April 30, 2010, respectively.  In order to improve clarity on this point in future filings, we will include the 10-day average market price as of the end of each period presented beginning with our Form 10-K for the fiscal year ended April 30, 2011.

********

In connection with these responses, we acknowledge that:

•                  We are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s efforts in assisting us in compliance with the applicable disclosure requirements and in enhancing the overall disclosure in our filings.  Should the Staff have any comments on the contents of this letter, please contact the undersigned at 913-747-6124.

Sincerely,

H. James Serrone
Chief Financial Officer

cc:	Dale H. Sizemore, Jr., Chief Executive Officer of Torotel, Inc.
Stephen K. Swinson, Chairman of the Audit Committee of Torotel, Inc.
Anthony H. Lewis, member of the Audit Committee of Torotel, Inc.
William W. Mahood III, Polsinelli Shughart PC
Andrew C. Burczyk, Mayer Hoffman McCann P.C.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

Mail Stop 3030

February 11, 2009

Via Facsimile and U.S. Mail

Mr. H.James Serrone

Chief Financial Officer

Torotel, Inc.

620 No. Lindenwood Drive

Olathe, KS 66062

Re:	Torotel, Inc.
Form 10-KSB for the Fiscal Year Ended April 30, 2008 Filed July 28, 2008
Form 10-Q for the Quarter Ended October 31, 2008 File No. 333-136424

Dear Mr. Serrone:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended April 30, 2008

Item 8A(T). Controls and Procedures, page 19

1.                                       The language that is currently included after the word “effective” in your disclosure here and within your October 31, 2008 and July 31, 2008 Forms 10-Q appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act. Please remove the language in your future filings or revise the disclosure in future filings so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

Financial Statements, page 21

Notes to Consolidated Financial Statements, page 26

Note A. Summary of Significant Accounting Policies, page 26

-Revenue Recognition, page 26

2.                                       We note that you recognize revenue on the date that your product is shipped to the customer. Please revise this note in future filings to clearly disclose how you meet the revenue recognition criteria outlined in SAB Topic 13 to recognize revenue upon shipment.

3.                                       We further note from page 3 that you entered into arrangements to sell your products through manufacturers’ representatives. Please revise this note in your future filings to explain the nature and significant terms of these arrangements with these representatives, including any post shipment obligations and acceptance provisions that may exist and how you account for such obligations. Within your discussion, please explain if you grant price concessions to your manufacturer representatives and if so, tell us how you account for price concessions.

-Share-based compensation, page 28

4.                                       Please revise your “unearned stock compensation” column presented within your consolidated statement of changes in stockholders’ equity on page 24 in future filings to comply with paragraph 74 of SFAS 123(R) that states “any unearned or deferred compensation (contra-equity accounts) related to those earlier awards shall be eliminated against the appropriate equity accounts.”

2

Note B. Inventory, page 30

5.                                       You state that you decreased your reserve for obsolete and excess inventory by $100,000 during fiscal 2007 due to a new report that provided better information for evaluating obsolete and excess inventory. Based on your disclosure, it appears that this adjustment reduced the inventory reserve, and therefore had the effect of increasing the inventory value recorded in your financial statements.  Tell us how your accounting complies with SAB Topic 5.BB, which states that inventory charges are permanent reductions to inventory cost and reductions to the reserve should not generally occur before the effected inventory is disposed.

Form 10-Q for the Quarter Ended October 31, 2008

Exhibits 31.1 and 31.2

6.                                       We note here and within your July 31, 2008 Form 10-Q that your certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K. For instance, we note in paragraph 3 that you replaced the word “registrant” with “Torotel.” Please revise your future filings to include certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

3

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn
Kevin L. Vaughn
Accounting Branch Chief

4